SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

November 27, 2017

Commission File Number 001-36761

Kenon Holdings Ltd.

1 Temasek Avenue #36-01
Millenia Tower
Singapore 039192
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐            No  ☒

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K AND EXHIBIT 99.1 HERETO IS INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-201716) OF KENON HOLDINGS LTD. AND IN THE PROSPECTUSES RELATING TO SUCH REGISTRATION STATEMENT.

On November 27, 2017, Kenon Holdings Ltd. (“Kenon”) announced the convocation of an extraordinary general meeting of its shareholders on December 19, 2017 at 11 a.m. (SGT) (the “EGM”) and a proxy solicitation in respect of (i) the ratification of the sale of IC Power Ltd.’s Latin American and Caribbean power generation and distribution businesses and (ii) the authorisation of a capital reduction to enable Kenon to distribute a portion of the proceeds received from the sale to Kenon’s shareholders should Kenon’s Board of Directors, in its sole discretion, determine to declare such a distribution.

In connection with the EGM, Kenon will mail to its beneficial shareholders on or about November 28, 2017, and to its shareholders of record (members) on November 27, 2017, (i) a Proxy and Information Statement, dated as of the date hereof (the “Proxy and Information Statement”) and (ii) a Notice of Extraordinary General Meeting of Shareholders, dated as of the date hereof, attached hereto as Exhibits 99.1 and 99.2, respectively.

Kenon has also made available a Proxy Card, attached as Exhibit 99.3 to this Report on Form 6-K, which is to be completed according to the instructions set forth in the Proxy and Information Statement; holders of Kenon’s shares should review the instructions set forth in the Proxy and Information Statement in order to vote their Kenon shares at the EGM.

Exhibits

99.1	Proxy and Information Statement, dated as of November 27, 2017
99.2	Notice of EGM, dated as of November 27, 2017
99.3	Proxy Card for Kenon Holdings Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENON HOLDINGS LTD.

Date: November 27, 2017	By:	/s/ Barak Cohen
	Name:	Barak Cohen
	Title:	Co-Chief Executive Officer

KENON HOLDINGS LTD.

By:	/s/ Robert L. Rosen
Name:	Robert L. Rosen
Title:	Co-Chief Executive Officer